Tri-Valley Corporation
4550 California Avenue, Suite 600
Bakersfield, California 93309
661-864-0500
Fax: 661-864-0600

VIA EDGAR AND FEDERAL EXPRESS

August 29, 2007

April Sifford
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20546

Attention: Sandy Eisen

RE:	Tri-Valley Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Fiscal Quarter Ended March 31, 2007
Form 10-Q for the Fiscal Quarter Ended June 30, 2007
File No. 001-31852

Dear Ms. Eisen:

This letter responds to your letter dated August 9, 2007. Today we filed Form 10-K/A, Amendment No. 2 to our Form 10-K for the fiscal year ended December 31, 2006, and Forms 10-Q/A, Amendments No. 1 to our Forms 10-Q for the fiscal quarters ended March 31 and June 30, 2007. Enclosed (via Federal Express only) are five copies of each amended Form 10-K/A and 10-Q/A, marked to show changes from the original filings and keyed with references to your comments in the right hand margins of the amendments.

We acknowledge that:

-	the company is responsible for the adequacy and accuracy of the disclosure in each filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following numbered responses correspond to the comments in your August 9 letter. Page references that follow are to the pages of the amended Forms 10-K/A and 10-Q/A as filed with the Commission via Edgar.

Form 10-K for the Fiscal Year Ended December 31, 2006

Available Information

1.	Please note that our address is no longer 450 5th Street, NW. We are now located at 100 F Street, NE, Washington, D.C. 20549.
Response: See page 5. We changed the reference to the Commission's address.

Industrial Minerals

2.	Amend your filing to remove the quantification of "mineralized material," as such measure is not contemplated nor permitted by Industry Guide 7.

Response: See page 14. We deleted the quantifications in the first paragraph under "Industrial Minerals."

Results of Operations

3.	Revise your disclosure to include a discussion of this information on a segment-by-segment basis. Refer to the guidance at FRC 501.06.
Response: See pages 23 - 25. We revised the "Results of Operations section to include a segment analysis.

Financial Statements

4.

Revise your financial statements to include an audit report that refers to "the standards of the Public Company Accounting Oversight Board (United States)." Your current report excludes the reference to the United States. Refer to Auditing Standard No. 1.

Response: See page 30. We made the requested revision.

5.	Expand your footnote disclosure to clearly describe the activities performed by each of your reportable segments. Refer to the requirements of SFAS 131, paragraph 26.

Response: See Note 9, page 53. We added descriptions of our segment operations.

Note 10 - Common Stock and Warrant

6.	Explain to us supplementally the activity in 2006 that resulted in $5,438,087 being reflected on your statements of shareholders' equity labeled "additional paid in capital GVDC/GVPS."

Response:         See page 57. The additional paid in capital was received from the sale of equity interests in our two drilling rig subsidiaries, GVDC and GVPS. We added the following explanation of the transactions to Note 10 to the financial statements:

"Additional Paid In Capital from the Sale of Interest in Subsidiaries

           "During 2006, the Company sold 49% of the interest in GVPS to 35 individuals for
           $3,881,447. Also during 2006, the Company sold 49% of the interest in GVDC to 15 individuals for $1,556,640. The total paid in capital for these two LLC's was $5,438,087, which is being consolidated under FASB Interpretation No. 46R, 'Consolidation of
           Variable Interest Entities'."

7.	Your statements of cash flows indicate that $5,666,575 of goods and services were purchased in 2005 with common stock. Expand this footnote to include a description of these 2005 issuances.

Response: See page 56. We added descriptions of all stock issuances during 2005 to Note 10, including those issuances that were for goods and services.

Controls and Procedures

8.

We note your disclosures that neither your disclosure controls and procedures nor your internal control over financial reporting were effective at December 31, 2006. In this regard, revise both your Form 10-K and your subsequent Form 10-Q to disclose the specific steps that the company has taken, if any, to remediate the material weaknesses. Your filings should also include when each material weakness was identified, by whom it was identified and when the material weakness first began.

Response: See page 67. We added a description of who identified the material weakness, and when it occurred. We added a description of the steps management intends to take to remediate the problem.

Form 10-Q for the quarter ended March 31, 2007

9.	Amend your Form 10-Q to conform with applicable comments written above on your Form 10-K.

Response:       Today we filed amendments to our Form 10-Qs for the first and second quarters to conform them to applicable comments on the 10-K. We amended the following sections of each of the 10-Qs in response to your comments:

Form 10-Q for the Quarter Ended March 31, 2007
Comment 3 - See Results of Operations, page 15.
Comment 5 - See Note 7 to Financial Statements, page 12.
Comment 8 - See Controls and Procedures, page 19.

Form 10-Q for the Quarter Ended June 30, 2007
Comment 3 - See Results of Operations, page 14.
Comment 5 - See Note 7 to Financial Statements, page 12.
Comment 8 - See Controls and Procedures, page 18.
10.

Amend your Form 10-Q to remove the officers' titles and the company name from the introductory line in your Certifications filed in accordance with Section 302 of the Sarbanes Oxley Act of 2002. Additionally, please file your certifications as separate exhibits within the Edgar filing system rather than as a part of your main Form 10-Q document.

Response: The certifications filed as exhibits to the 10-Q/As have been amended accordingly.

Engineering Comments

Properties

Oil and Gas Operations

1.

Please reconcile the disclosure that only proved developed reserves are listed in your reserve report with the fact that in the table of reserve changes on page 60, out of the total proved oil reserves of 275,452 barrels, you describe only 89,301 barrels as proved developed reserves at end of year 2006. Please revise your document as necessary.

Response: See page 11. We revised the disclosure in the Oil and Gas Operations section to indicate that it refers to both proved developed and proved undeveloped reserves.

Supplemental Oil and Gas Information (Unaudited)
2.

In the table of reserve changes reserve additions should be described as extensions and discoveries, acquisitions, or revisions. Subtractions from reserves should be described as sales of reserves, production or revisions. It appears you have described the acquisition of reserves as net reserve additions and the revision reserves as revisions of previous estimates and extensions, discoveries and other additions. Please revise your document to clarify your reserve changes as prescribed by SFAS 69. Provide appropriate explanations for significant changes as prescribed by paragraph 11 of SFAS 69.

Response: See page 62. We revised the table to clarify that the reserve changes are either revisions, purchases of reserves or the results of improved recovery operations.

We trust that the amended reports and the foregoing information adequately respond to your comments. Please contact us if you have additional questions or comments.

Sincerely,

Tri-Valley Corporation

/s/ Arthur M. Evans
Arthur M. Evans
Chief Financial Officer